A NASDAQ Listed Company: SGC

May 20, 2025

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Superior Group of Companies, Inc. Registration Statement on Form S-3 Filed on May 13, 2025 File No. 333-287224

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 pm Eastern Time on May 22, 2025, or as soon thereafter as is practicable.

Very truly yours, Superior Group of Companies, Inc. By: /s/ Jordan Alpert Name: Jordan Alpert Title: Chief Legal Officer

Superior Group of Companies | 200 Central Ave, Suite 2000 | St. Petersburg, FL 33701

Direct: 727-803-7166 | Fax: 727-803-2686 | jalpert@superiorgroupofcompanies.com Authorized House Counsel; member of the New York Bar only